Exhibit 99.1

Cenovus oil production anticipated to grow 10% in 2014

Capital investment reduced; focus remains on oil sands

Calgary, Alberta (December 12, 2013) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) expects to invest between $2.8 billion and $3.1 billion in 2014, a 13% decrease when compared with the previous year. The company is focusing its capital on oil projects that are anticipated to provide production growth over the next four years.

“Since our launch in late 2009, Cenovus has concentrated on gaining regulatory approvals for our robust inventory of oil sands opportunities while also growing oil reserves,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “In 2014, we will focus on investment that will achieve cash flow and earnings growth from our approved projects in order to create the greatest value possible for shareholders.”

The company’s business strategy, which plans for 525,000 barrels per day (bbls/d) of net oil production within the next decade, remains unchanged. Since its inception four years ago, Cenovus has grown oil production by approximately 50% and expects to deliver continued profitable oil production and reserves growth over the next year. Production growth is primarily driven by added volumes from Christina Lake phase E and the planned start-up of Foster Creek phase F in the third quarter of 2014.

Cenovus anticipates its conventional oil, natural gas and refining operations will continue to generate strong operating cash flow to support the growth of its oil sands projects. The company’s two producing oil sands operations, Christina Lake and Foster Creek, are also expected to generate operating cash flow in excess of capital investment in 2014. The company expects overall cash flow in 2014 to be between $3.0 billion and $3.7 billion.

“Cenovus is well-positioned as we head into our fifth year as a company,” said Ferguson. “Our strong financial position allows us to continue our focus on delivering solid total shareholder return. That includes our plans to increase our dividend over time as the company grows.”

Budget forecast

	2014 budget	2013 guidance	% change[3]
Cash flow[1,2] ($ billions)	3.0 – 3.7	3.6 – 3.7	-8
Per share diluted ($/share)	3.95 – 4.90	4.75 – 4.85	-8
Operating cash flow[1,2] ($ billions)	3.7 – 4.5	4.4 – 4.6	-9
Total capital investment ($ billions)	2.8 – 3.1	3.3 – 3.5	-13
Total oil production (Mbbls/d)[4]	190 – 208	181	10

1 2014 based on WTI of US$102.00/bbl, a WTI/WCS differential of US$26.00/bbl, NYMEX gas of US$4.00/MMBtu, US$/C$ exchange rate at $0.98 and a Chicago 3-2-1 crack spread of US$13.50/bbl.

2 Cash flow and operating cash flow are non-GAAP measures as defined in the Advisory.

3 Percentage change based on the midpoints of the ranges.

4 Includes NGLs production.

2014 Budget

Investing in oil production growth

About 90% of Cenovus’s planned $2.8 billion to $3.1 billion capital program in 2014 will be invested in its upstream oil assets. Cenovus plans to invest between $680 million and $760 million to expand Foster Creek, a 12% decrease when compared with the 2013 forecast. Investment at Christina Lake is expected to be between $750 million and $820 million, an increase of 15% when compared with the previous year. Together the two assets make up about 50% of the company’s 2014 projected capital budget.

At Narrows Lake, Cenovus plans to invest between $210 million and $230 million, a 42% increase when compared with the previous year. Engineering, procurement and construction continues, with first production expected in 2017. Foster Creek, Christina Lake and Narrows Lake are jointly owned with ConocoPhillips and operated by Cenovus.

Approximately two-thirds of Cenovus’s capital investment is committed capital, which is used to support existing business operations and progress approved expansions at Christina Lake, Foster Creek and Narrows Lake. The remaining third is discretionary capital for activities that include further developing the company’s tight oil opportunities, advancing future oil sands expansions through the regulatory process and investing in technology development. In 2014, Cenovus plans to use the flexibility of discretionary capital to maintain its disciplined approach of aligning capital investment with anticipated cash flow.

Cenovus expects to spend between $140 million and $160 million on its emerging oil sands assets over the next year, nearly a 40% decrease when compared with the previous year. The company anticipates receiving regulatory approval for its Grand Rapids oil sands project within the next few months, and approval for its Telephone Lake project in the second quarter of 2014.

“When we started out, I told investors we wanted to build a portfolio of regulator approved projects that would represent between 400,000 and 500,000 barrels per day net to Cenovus by the end of 2015,” said Ferguson. “We’re on track to achieve that. In 2014, we will be more focused on developing our existing portfolio of approved projects. We have a huge opportunity to create value in the oil sands over the next few years.”

Cenovus’s conventional oil and gas assets, including Pelican Lake, are expected to generate about $825 million in operating cash flow in excess of capital investment over the next year. Cenovus plans to invest between $230 million and $250 million at Pelican Lake in 2014, about 50% lower when compared with the previous year’s forecast, due to the company’s decision to align investment with the more moderate production ramp-up associated with the initial results of the polymer flood program.

Cenovus plans to spend between $540 million and $590 million on its other conventional oil assets in 2014, a 22% decrease when compared with the previous year as part of the company’s continued efforts to align capital investment with expected cash flow in 2014.

Cenovus’s refining operations are anticipated to continue generating significant operating cash flow in excess of capital investment in 2014, despite anticipated lower market crack spreads. The company plans to invest between $150 million and $160 million at its U.S. refineries, which are jointly owned with Phillips 66. This is a 41% increase when compared with 2013, mainly due to routine safety initiatives, meeting new low sulphur (Tier III)

gasoline regulatory requirements, and additional capital investments expected to enhance returns at the Wood River Refinery in Illinois. Cenovus expects to sanction a debottlenecking project at the Wood River Refinery in the first quarter of 2014.

Capital investment by asset ($ millions)

	2014 Budget	2013 Guidance	% change[1]
Foster Creek	680 – 760	810 – 830	-12
Christina Lake	750 – 820	675 – 690	15
Narrows Lake	210 – 230	150 – 160	42
Emerging oil sands assets[2]	140 – 160	240 – 250	-39
Pelican Lake	230 – 250	480 – 500	-51
Other conventional oil[3]	540 – 590	710 – 730	-22
Natural gas	40 – 50	40 – 45	6
Refining	150 – 160	100 – 120	41
Total capital investment	2,800 – 3,100	3,300 – 3,500	-13

1 Percentage change based on the midpoints of the ranges.

2 Includes assets such as Grand Rapids and Telephone Lake projects.

3 Includes NGLs production.

Over the long-term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. In 2014, the company expects its debt to capitalization ratio to average between 31% and 35% and debt to adjusted EBITDA, on a trailing 12-month basis, to be between 1.2 and 1.7 times.

Attacking cost structures

Cenovus continues to take aim at cost structures across the organization. The company has centralized some of its functions, such as drilling, and is actively identifying opportunities in supply chain management to reduce capital and operating costs. Cenovus is also working on cost saving initiatives at its oil sands operations, which include improving waste treatment processes and optimizing chemical usage.

“As we start to see costs creeping higher, it’s important that we focus even more attention on attacking them,” said Ferguson. “We’ve worked hard to gain a reputation as a low-cost operator and we intend to keep it that way.”

The company expects operating costs at Foster Creek to average between $16.00 and $17.40 per barrel over the next year, 7% higher than the 2013 forecast due to costs associated with the start-up of phase F, as well as expected higher fuel prices. Operating costs at Christina Lake are expected to drop slightly, averaging between $11.60 and $12.90 per barrel as the company continues to ramp-up production from phase E.

The company’s cost reduction strategy also includes reducing the number of new hires and reallocating staff to support projects that are anticipated to add production growth in the next four years. Cenovus is also working on initiatives to improve the productivity of the organization.

“We have a lot of talent at Cenovus,” said Ferguson. “Over the next year, we’re going to continue to direct our staff to work as efficiently as possible by ensuring we have the right organizational structure in place to support our focus on developing current and near-term oil growth opportunities.”

Oil sands projects drive production growth

Cenovus expects oil production will average between 190,000 and 208,000 bbls/d net in 2014, an increase of 10% compared with its 2013 production forecast, primarily from the company’s oil sands assets.

Average oil production at Christina Lake is expected to be between 62,000 and 68,000 bbls/d net in 2014, a 30% increase compared with the previous year. The increase is driven primarily by the addition of phase E, which is expected to produce at near capacity early in the first quarter. Cenovus plans to optimize phases C, D and E over the next two years, adding an expected 22,000 bbls/d in gross production capacity by the end of 2015.

The planned start-up of phase F at Foster Creek in the third quarter of 2014 is also anticipated to contribute to the overall increase in production. Foster Creek oil production is expected to average between 54,000 and 59,000 bbls/d net in the coming year, a 7% increase compared with the average production forecast for 2013.

As discussed during the third quarter conference call, Cenovus continues to work on optimizing production performance at Foster Creek. The company is developing new operating procedures to address changes to the steam chambers as they mature in the initial areas of the project. This includes determining the optimal reservoir pressure, drilling more wells using Wedge Well™ technology and moving more well pads to the final stage of production, which is called the blowdown stage. The blowdown stage enables the company to move the steam from those older pads to newer areas of the reservoir, which is expected to lead to reduced steam to oil ratios.

Cenovus expects Pelican Lake production to average between 25,000 and 28,000 bbls/d net in 2014, a 6% increase compared with the average production forecast for 2013. Average production at the company’s other conventional oil assets is expected to be between 49,000 and 53,000 bbls/d net. This is a slight decrease from the average 2013 production forecast, mainly due to the sale of the company’s Shaunavon tight oil asset in July 2013.

Average net production forecast1

	2014 Budget	2013 Guidance	% change[2]
Foster Creek (Mbbls/d)	54 – 59	53	7
Christina Lake (Mbbls/d)	62 – 68	50	30
Total oil sands (Mbbls/d)	116 – 128	103	18
Pelican Lake (Mbbls/d)	25 – 28	25	6
Other conventional oil (Mbbls/d)[3,4]	49 – 53	53	-4
Total oil (Mbbls/d)	190 – 208	181	10
Natural gas (MMcf/d)	450 – 490	525	-10

1 Totals may not add due to rounding.

2 Percentage change based on the midpoints of the ranges.

3 Includes NGLs production.

4 2013 volumes include production from the Shaunavon asset sold in the third quarter.

Managing risk and accessing new markets

Cenovus continues to take steps to manage risks associated with volatile commodity prices. The company’s integrated strategy, which combines upstream oil production with downstream refining capacity, provides the best protection against fluctuating light-heavy oil differentials. Integration provides a natural economic hedge against discounted crude prices by providing lower feedstock costs to the company’s refineries.

Cenovus has also secured supply agreements and has placed financial hedges on a portion of its oil production to reduce risk and ensure a stable stream of cash flow to fund its current operations and growth.

Cenovus will continue its focus on finding new customers in North America and around the world over the next year. The company has committed to move 200,000 bbls/d on the proposed Energy East pipeline, another 175,000 bbls/d on proposed pipelines to the West Coast and 150,000 bbls/d on planned pipelines to the U.S. Gulf Coast.

In addition to pipelines, Cenovus plans to begin using rail to transport some of its oil sands production by mid-2014 and expects to begin taking delivery of 825 coiled and insulated leased rail cars in late 2014. Ultimately, the company expects to have the capacity to move up to 30,000 bbls/d of its blended oil volumes using rail by the end of 2014.

“Our predictable, reliable oil sands growth and financial strength give us the confidence to make long-term transportation commitments,” said Ferguson. “We are targeting to have firm transportation by pipeline and rail for half of our gross forecast marketable production over the medium term.”

Reserves additions expected

Cenovus’s total reserves additions are on track with its long-term plan. The company believes it will be in a position to add more than 150 million barrels of proved reserves at its oil sands operations in 2013. The majority of the additions are a result of development area expansions at Foster Creek and Christina Lake, plus recognition of improved recovery techniques for Christina Lake and Narrows Lake. The company plans to drill approximately 300 stratigraphic test wells in 2014 to support reserve bookings, as well as regulatory approvals. The Cenovus-wide 2013 reserves evaluation, prepared by independent qualified reserves evaluators, is due in February 2014.

Cenovus anticipates corporate proved finding and development costs in 2013 to be in the range of $15.00 to $18.00 per barrel of oil equivalent, not including changes in future development costs. The company expects its three-year average finding and development costs will be about $9.50 per barrel of oil equivalent based on the midpoint of the 2013 range.

NOTE: Cenovus has made its 2014 guidance available at cenovus.com under ‘Invest in us.’

Oil sands project schedule

Project phase	Regulatory status	First production target	Expected production capacity (bbls/d) gross
Foster Creek[1] A – E			120,000
F	Approved	Q3-2014F	45,000	[2]
G	Approved	2015F	40,000
H	Approved	2016F	40,000
J	Submitted Q1-2013	2019F	50,000
Future optimization			15,000
Total capacity			310,000
Christina Lake[1] A – E			138,000
Optimization (phases CDE)	Approved	2015F	22,000	[3]
F	Approved	2016F	50,000
G	Approved	2017F	50,000
H	Submitted Q1-2013	2019F	50,000
Total capacity			310,000
Narrows Lake[1]
A	Approved	2017F	45,000
B-C	Approved	TBD	85,000
Total capacity			130,000
Telephone Lake[4]	Submitted Q4-2011	TBD	90,000
Grand Rapids	Submitted Q4-2011	TBD	180,000

1 Properties 50% owned by ConocoPhillips. Certain phases may be subject to partner approval.

2 Includes 5,000 bbls/d gross submitted to the regulator in Q1 2013.

3 Increased from 12,000 bbls/d in Q2 2013 due to the addition of blowdown boilers.

4 Projected total capacity of more than 300,000 bbls/d.

2014 Budget webcast today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, December 12, 2013, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 1 p.m. MT on December 12, 2013 until 10 p.m. MT on December 19, 2013 by dialing 855-859-2056 or 416-849-0833 and entering password 31908785. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual Consolidated Financial Statements.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at cenovus.com.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “project”, “focus”, “proposed”, “scheduled”, “may”, “strategy”, “projected” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related milestones and schedules, projections contained in our 2014 guidance, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent resources, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent US$105.00/bbl, WTI of US$102.00/bbl; Western Canada Select of US$76.00/bbl; NYMEX of US$4.00/MMBtu; AECO of $3.30/GJ; Chicago 3-2-1 crack spread of US$13.50/bbl; exchange rate of $0.98 US$/C$. For the period 2015 to 2023, assumptions include: Brent US$105.00-US$110.00; WTI of US$100.00-US$106.00/bbl; Western Canada Select of C$81.00-C$91.00/bbl; NYMEX of US$4.25-US$4.75/MMBtu; AECO of C$3.70-C$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$13.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 782 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Bill Stait

Senior Analyst, Investor Relations

403-766-6348

Graham Ingram

Senior Analyst, Investor Relations

403-766-2849

Media Rhona DelFrari Director, Media Relations 403-766-4740 Jessica Wilkinson Advisor, Media Relations 403-766-8990 Media Relations general line 403-766-7751